SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

NAB Asset Corporation

(Name of the Issuer)

Centex Financial Services, Inc.
Centex Corporation

(Names of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

628712200

(CUSIP Number of Class of Securities)

Mr. Raymond G. Smerge
Secretary
Centex Financial Services, Inc.
2728 North Harwood, Dallas, Texas 75201
(214) 961-6530

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
James R. Doty
Geoffrey L. Newton
2001 Ross Avenue, Dallas, Texas 75201
(214) 953-6500

      This statement is filed in connection with (check the appropriate box):

      a.   [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      b.   [  ] The filing of a registration statement under the Securities Act of 1933.

      c.   [  ] A tender offer.

      d.   [  ] None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$1,684,000*	$336.80**

*	The "Transaction Valuation" amount referred to above is the estimated total payment to be made by Centex Financial Services, Inc. to acquire 49.9% of the outstanding common stock of NAB Asset Corporation, pursuant to that certain amended and restated stock purchase agreement among NAB Asset Corporation, Centex Financial Services, Inc., and Stanwich Financial Services Corp., dated April 6, 2001. A portion of this amount will be used to redeem outstanding shares of common stock of NAB Asset Corporation, pursuant to the reorganization transactions.

**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Valuation by 1/50th of 1%.

       [X] Check the box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   $336.80

      Form or Registration No.: Schedule 13E-3, File No. 5-41731

      Filing Party:   NAB Asset Corporation, Charles E. Bradley, Sr., Charles E. Bradley, Jr., James Gardner, Consumer Portfolio Services, Inc. and Stanwich Financial Services Corp.

      Date Filed:   April 16, 2001

INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by Centex Financial Services, Inc., a Nevada corporation (“Centex Financial”), and Centex Corporation, a Nevada corporation (“Centex”). On March 16, 2001, NAB Asset Corporation, a Texas corporation (the “Company”), Centex Financial and Stanwich Financial Services Corp., a Rhode Island corporation (“Stanwich”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Company agreed to issue and sell to Centex Financial a number of shares of the total number of shares of the Company’s common stock, par value $.10 per share (“Common Stock”), equal to 49.9% of the Common Stock outstanding immediately following the consummation of the Reorganization Transactions (as defined below). The Stock Purchase Agreement was amended and restated by the parties on August 6, 2001. As currently in effect, the Stock Purchase Agreement contemplates that the Company will conduct a solicitation of its shareholders subject to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in order to obtain the approval of a “prepackaged” plan of reorganization (the “Reorganization Plan”) to be filed with the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Plan”). If approved by the shareholders of the Company and confirmed by the Bankruptcy Court, the Reorganization Plan will provide that all shares of Common Stock held by shareholders of the Company other than Consumer Portfolio Services, Inc. (“CPS”), Greenhaven Associates, Inc. (“Greenhaven”) and Centex Financial will be redeemed in exchange for a payment in cash in the amount of $0.106 per share, which redemption is to be funded through the sale of newly issued shares of Common Stock to Centex Financial pursuant to the Stock Purchase Agreement. In addition, on March 16, 2001, Centex Financial entered into a Voting Agreement with CPS and Greenhaven pursuant to which each of CPS and Greenhaven agreed to vote all of the shares of Common Stock owned by them and as to which they exercise voting control in favor of the Reorganization Plan and the Reorganization Transactions. As used herein, the term “Reorganization Transactions” means the transactions contemplated by the Reorganization Plan, including the redemption of the outstanding shares of Common Stock held by all shareholders of the Company other than CPS, Greenhaven and Centex Financial.

      Centex Financial and Centex are filing this Statement with the Securities and Exchange Commission (the “Commission”) solely because Centex Financial may be deemed by the Staff of the Commission to be an “affiliate” of the Company within the meaning of Rule 13e-3 under the Exchange Act. The Stock Purchase Agreement, the Voting Agreement and the other agreements entered into by Centex Financial in connection with the proposed Reorganization Transactions (the “Transaction Agreements”) were negotiated at arm’s-length by Centex Financial with the Company, Stanwich, CPS or Greenhaven (as the case may be). The Transaction Agreements were entered into by Centex Financial on the basis that it considered such agreements to be in the best interests of Centex Financial and Centex. Centex Financial and Centex hereby disclaim any fiduciary or other similar duty arising as a result of or in connection with the Transaction Agreements or the Reorganization Transactions to the Company or its shareholders, including CPS, Greenhaven and any unaffiliated shareholders of the Company. Centex Financial and Centex further expressly declare that the filing of this Statement shall not be construed as an admission by Centex Financial or Centex that (i) the Company is

“controlled” by Centex Financial or Centex, or that they are “affiliates” of the Company within the meaning of Rule 13e-3, (ii) Centex Financial or Centex are engaged in a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 or (iii) Centex Financial or Centex are required to file this Statement pursuant to Section 13(e)(3) of the Exchange Act or Rule 13e-3 thereunder.

      The Company has filed with the Securities and Exchange Commission (the “Commission”) a Disclosure and Proxy Statement (the “Proxy Statement”) pursuant to Schedule 14A under the Exchange Act. This Statement contains or incorporates by reference information set forth in the Proxy Statement regarding the Company and its business, operations, future prospects, assets, liabilities, capitalization, financial condition and results of operations. Such information has been provided by the Company, and although the Company has represented to Centex Financial that such information is accurate, it has not been independently verified or confirmed by Centex Financial or Centex. The Proxy Statement was originally filed by the Company with the Commission on April 16, 2001. Terms used but not defined herein shall have the respective meanings set forth in the Proxy Statement.

Item 1. Summary Term Sheet.

      The information set forth in the Proxy Statement under the caption “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

      (a)   The information set forth in the Proxy Statement, in the second paragraph under the caption “Summary — NAB” is incorporated herein by reference.

      (b)   The information set forth on the cover page of, and under the caption “Special Factors — Going Private Transaction” in, the Proxy Statement is incorporated herein by reference. The Company has advised Centex Financial and Centex that, as of June 13, 2001, there were 5,091,300 shares of Common Stock outstanding.

      (c)-(d) The information set forth in the Proxy Statement under the caption “Price Range of Common Stock and Dividends” is incorporated herein by reference. The Texas Business Corporation Act prohibits the Company from declaring dividends except from the Company’s surplus. The Company has advised Centex Financial and Centex that, since the Company has no surplus, the Company is statutorily prohibited from declaring dividends.

      (e)   Not applicable.

      (f)   Neither Centex Financial nor Centex has purchased any shares of Common Stock since the date upon which it first entered into any of the Transaction Agreements, as a result of which they may be deemed by the Staff to be “affiliates” of the Company. As a result of entering into the Voting Agreement, Centex Financial may be deemed to be the beneficial owner of an aggregate of 2,055,606 shares of Common Stock of which CPS and Greenhaven are the direct beneficial owners. These shares represent approximately 40.4% of the total number of outstanding shares of Common Stock. Centex Financial may be deemed to be the beneficial owner of these shares because Centex Financial may be deemed to have formed a “group” with CPS and Greenhaven for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Centex Financial expressly disclaims that it has formed any such group. Centex Financial may also be deemed to share the power to vote these shares for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-3(a)(1) thereunder. However, Centex Financial disclaims beneficial ownership of any shares of Common Stock owned by CPS or Greenhaven that are subject to the Voting Agreement.

Item 3. Identity and Background of Filing Person.

      (a)-(c) This statement is being filed by Centex Financial Services, Inc., a Nevada corporation. The business address and business telephone number of Centex Financial is 2728 North Harwood, Dallas, Texas 75201, tel. (214) 981-5000. Centex Financial is a wholly owned subsidiary of Centex, and serves as the holding company for its financial services subsidiaries. Through these subsidiaries, Centex Financial offers financing of conventional homes, home equity and sub-prime mortgage lending, and sells title and other insurance coverages.

      The attached Schedule I contains a list of each executive officer and director of Centex Financial and sets forth the following information with respect to each such person: (a) name; (b) address; (c) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or operation is conducted; (d) material occupations, positions, offices or employment during the past five years and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on; and (e) citizenship.

      This Statement is also being filed by Centex Corporation, a Nevada corporation. The business address and business telephone number of Centex is 2728 North Harwood, Dallas, Texas 75201, tel. (214) 981-5000. Through its various subsidiaries, Centex is one of the nation’s largest homebuilders and general building contractors and also provides retail mortgage lending services. Centex, through its subsidiaries, currently operates in five principal business segments: home building; investment real estate; financial services; construction products; and contracting and construction services.

      The attached Schedule II contains a list of each executive officer and director of Centex and sets forth the following information with respect to each such person: (a) name; (b) address; (c) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or operation is conducted; (d) material occupations, positions, offices or employment during the past five years and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on; and (e) citizenship.

      The Staff of the Commission has advised Centex Financial that it may be deemed to be an “affiliate” of the Company as a result of the Transaction Agreements, including the Stock Purchase Agreement and the Voting Agreement. For a description of the Transaction Agreements, see the information presented in the Proxy Statement under the captions “Special Factors — Voting Agreement,” “Stock Purchase Agreement” and “Summary of the Plan of Reorganization,” which are incorporated herein by reference. As noted above, Centex Financial and Centex expressly declare that the filing of this Statement shall not be construed as an admission by Centex Financial or Centex that the Company is “controlled” by Centex Financial or Centex, or that they are “affiliates” of the Company within the meaning of Rule 13e-3.

      During the last five years, neither Centex Financial nor Centex, nor, to the best knowledge of Centex Financial and Centex, any of the executive officers or directors of Centex Financial or Centex, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Terms of the Transaction.

      (a)   and (c) The information contained in the Proxy Statement under the captions of “Summary — the Reorganization Transactions”; “— Stock Purchase Agreement”; “— The Plan of Reorganization”; “— Our Operation During the Reorganization Case”; “— Effect of Confirmation of the Reorganization Plan”; and “— Federal Income Tax Consequences”; “Special Factors — Purpose of the Reorganization Transactions”; “Stock Purchase Agreement”; “Certain Federal Income Tax Consequences”; “Summary of the Plan of Reorganization” and “Voting Requirements and Instructions” is incorporated herein by reference and Annexes A and B to the Proxy Statement are also incorporated herein by reference.

      (d)   The information contained in the Proxy Statement under the captions “Summary Of The Plan Of Reorganization — The Solicitation; Voting”; and “— Confirmation of the Plan” and “Special Factors — Dissenters’ Rights” is incorporated herein by reference.

      (e)   No provision has been made to grant unaffiliated security holders access to the corporate files of Centex Financial or Centex or to obtain counsel or appraisal services at the expense of Centex Financial or Centex.

      (f)   Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a)   Not applicable.

      (b)-(c) The information contained in the Proxy Statement under the captions “Special Factors — Events Leading to the Reorganization Transactions”; “— Voting Agreement”; and “— Transition Services Agreement”; “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” (to the extent that such information refers or relates to Centex Financial and Centex); and “Stock Purchase Agreement” is incorporated herein by reference.

      (e)   The information contained in the Proxy Statement under the captions “Special Factors — Voting Agreement”; “Stock Purchase Agreement” and “Summary of the Plan of Reorganization — Implementation of the Plan” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (b)   The information contained in the Proxy Statement under the captions “Ownership of our Securities — Ownership Following Consummation of Reorganization Transactions”; “Special Factors — Going Private Transaction”; “Summary Of The Plan Of Reorganization”; and “Special Factors — Certain Information Regarding Centex Financial and Centex Corporation; Plans for Reorganized NAB After the Reorganization Transactions” is incorporated herein by reference and Annex A to the Proxy Statement is incorporated herein by reference.

      (c)(1-8) The information contained in the Proxy Statement under the captions “Summary Of The Plan Of Reorganization — Classification and Treatment of Claims and Interests”; “— Conditions to Confirmation and Occurrence of the Effective Date”; “— Executory Contracts and Unexpired Leases”; “— Plan Modifications; Severability of Plan Provisions”; “— Officers’ and Directors’ Indemnification Rights”; “— Confirmation of the Plan”; “— Implementation of the Plan”; and “— Effects of Plan Confirmation”; “Special Factors — Certain Information Regarding Centex Financial and Centex Corporation; Plans for Reorganized NAB After the Reorganization Transactions”; and “— Going Private Transaction” and “Management — Management of Reorganized NAB after the Reorganization Transactions” is incorporated herein by reference and Annex A to the Proxy Statement is also incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      (a)-(d) The information contained in the Proxy Statement under the captions “Summary — Stock Purchase Agreement”; “Special Factors — Purpose of the Reorganization Transactions”; “— Structure of the Reorganization Transactions”; “— Events Leading to the Reorganization Transactions”; “— Going Private Transaction”; and “— Certain Information Regarding Centex Financial and Centex Corporation; Plans for Reorganized NAB after the Reorganization Transactions”; “Ownership of Our Securities”; “Summary Of The Plan Of Reorganization — Brief Explanation of Chapter 11”; “—

Classification and Treatment of Claims and Interests”; “— Executory Contracts and Unexpired Leases”; “— Officers’ and Directors’ Indemnification Rights”; “— Implementation of the Plan”; and “— Effects of Plan Confirmation” and “Certain Federal Income Tax Consequences” is incorporated herein by reference and Annex A to the Proxy Statement is also incorporated herein by reference. Centex and Centex Financial did not consider any alternatives to the basic structure of the Reorganization Transactions as described in the Proxy Statement under the caption “Special Factors — Structure of the Reorganization Transactions.”

Item 8. Fairness of the Transaction.

      (a)-(e) The information contained in the Proxy Statement under the captions “Special Factors — Recommendation of the Board of Directors; Fairness of the Reorganization Transactions”; and “— Interests of Affiliates” and “Summary Of The Plan Of Reorganization — The Solicitation; Voting”; and “— Confirmation of the Plan” is incorporated herein by reference and Annex C to the Proxy Statement is also incorporated herein by reference, in each case to the extent that such information refers or relates to Centex Financial and Centex.

      (f)   Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

      (a)-(c) Neither Centex nor Centex Financial has received any report, opinion or appraisal from an outside party that is materially related to the Reorganization Transactions, and a statement to such effect is contained in the Proxy Statement under the caption “Special Factors — Interests of Affiliates.”

Item 10. Source and Amounts of Funds or Other Consideration.

      (a)-(d) The information contained in the Proxy Statement under the captions “Sources And Uses Of Funds;” “Fees And Expenses” and “Summary — Stock Purchase Agreement” is incorporated herein by reference and Annex B to the Proxy Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

      (a)-(b) The information contained in the Proxy Statement under the captions “Ownership of our Securities” and “Summary — The Reorganization Transactions”; and “— Stock Purchase Agreement” is incorporated herein by reference and Annex B to the Proxy Statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

      (d)   The information contained in the Proxy Statement under the captions “Special Factors — Voting Agreement”; “— Available Alternatives”; “— Events Leading to the Reorganization Transactions”; “— Going Private Transaction”; “— Opinion of Financial

Advisor — Liquidation Analysis”; and “— Recommendation of the Board of Directors; Fairness of the Reorganization Transactions” is incorporated herein by reference.

      (e)   The information contained in the Proxy Statement under the captions “Special Factors — Recommendation of the Board of Directors; Fairness of the Reorganization Transactions”; “— Available Alternatives”; “— Events Leading to the Reorganization Transactions”; “— Going Private Transaction”; “— Opinion of Financial Advisor”; and “— Liquidation Analysis” is incorporated herein by reference.

Item 13. Financial Statements.

      (a)   The information contained in the Proxy Statement under the captions “Summary — Summary Historical Financial Data;” “Selected Historical Financial Information” and “Consolidated Financial Statements” is incorporated herein by reference.

      (b)   The information contained in the Proxy Statement under the captions “Summary — Summary Pro Forma Financial Data” and “Pro Forma Financial Data” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      (a)-(b) The information contained in the Proxy Statement under the caption “Solicitation Information” is incorporated herein by reference.

Item 15. Additional Information.

      None.

Item 16. Exhibits.

      (a)   Definitive Proxy Statement, including all Annexes thereto (incorporated herein by reference to the Company’s Definitive Proxy Statement, filed August 13, 2001.)

      (b)   None.

      (c)   None.

      (d)(1) Voting Agreement among Centex Financial, CPS, Greenhaven Associates, Inc., and Charles E. Bradley, Sr., dated March 16, 2001.

      (d)(2) Amended and Restated Stock Purchase Agreement among NAB Asset Corporation, Stanwich Financial Services Corp., and Centex Financial Services, Inc., executed August 6, 2001 (incorporated herein by reference to Annex B to the Company’s Definitive Proxy Statement, filed August 13, 2001).

      (f)   There are no dissenters’ rights available under applicable law with respect to the Reorganization Transactions. If the plan is confirmed by the bankruptcy court and the

Reorganization Transactions are consummated, holders of common stock that do not vote in favor of the plan will still be bound by all the terms and conditions of the plan.

      (g)   None.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

CENTEX FINANCIAL SERVICES INC

By: /s/ Raymond G. Smerge Name: Raymond G. Smerge
Title: Executive Vice President, Chief Legal Officer and Secretary

CENTEX CORPORATION

By: /s/ Leldon E. Echols Name: Leldon E. Echols
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

(a)	Definitive Proxy Statement, including all Annexes thereto (incorporated herein by reference to the Company’s Definitive Proxy Statement, filed August 13, 2001.)

(b)	None.

(c)	None.

(d)(1)	Voting Agreement among Centex Financial, CPS, Greenhaven Associates, Inc., and Charles E. Bradley, Sr., dated March 16, 2001.

(d)(2)
Amended and Restated Stock Purchase Agreement among NAB Asset Corporation, Stanwich Financial Services Corp., and Centex Financial Services, Inc., executed August 6, 2001 (incorporated herein by reference to Annex B to the Company’s Definitive Proxy Statement, filed August 13, 2001).

(f)
There are no dissenters’ rights available under applicable law with respect to the reorganization transactions. If the plan is confirmed by the bankruptcy court and the Reorganization Transactions are consummated, holders of common stock that do not vote in favor of the plan will still be bound by all the terms and conditions of the plan.

(g)	None.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
CENTEX FINANCIAL SERVICES

      The (a) name; (b) business address; (c) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or operation is conducted; (d) material occupations, positions, offices or employment during the past five years and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on; and (e) citizenship of each executive officer and director of Centex Financial Services, Inc. (“Centex Financial”) are set forth below.

      The business address for each person listed below, unless otherwise indicated, is Centex Financial Services, Inc., 2728 North Harwood, Dallas, Texas 75201. To Centex Financial’s knowledge, all directors and officers listed on this Schedule I are U.S. citizens.

Name and Business Address	Title and Principal Occupation

Anthony M. Barone	Mr. Barone has served as a member of the Board of Directors of Centex Financial since July 1997. Mr. Barone has served as President and Chief Executive Officer of Centex Home Equity Corporation, Centex Financial’s sub-prime lending subsidiary, and its predecessor since 1997. Prior to joining these subsidiaries, Mr. Barone was the executive vice president of the Northeast Division of Ford Consumer Finance Company. In addition, Mr. Barone serves on the Board of Directors of Centex Home Equity Corporation.

Timothy M. Bartosh	Mr. Bartosh has served as a member of the Board of Directors of Centex Financial since June 1999. Mr. Bartosh has served as President and Chief Operating Officer of CTX Mortgage Company, a subsidiary of Centex Financial that originates retail mortgages, since June 1999 and served in various other positions at CTX Mortgage Company from 1995 to 1999. He also serves as a member of the Board of Directors of CTX Mortgage Company.

I-1

Leldon E. Echols	Mr. Echols has served as Chairman of the Board of Directors, Chief Executive Officer and President of Centex Financial since July 2000. Mr. Echols has served as Executive Vice President and Chief Financial Officer of Centex Corporation (“Centex”) since June 2000. Prior to joining Centex, Mr. Echols was a partner and employee at Arthur Andersen LLP from December 1978 to May 2000.

James R. Hillsman	Mr. Hillsman has served as a member of the Board of Directors of Centex Financial since April 1999. Mr. Hillsman has served as Executive Vice President of Centex Financial since April 1999. In addition, Mr. Hillsman has served as Executive Vice President and Chief Financial Officer of CTX Mortgage Company since June 2000. Prior to joining Centex Financial, Mr. Hillsman spent 18 years in various capacities at Aristar Inc.

John L. Matthews	Mr. Matthews has served on the Board of Directors of Centex Financial since June 1999. Mr. Matthews has served as Chairman and Chief Executive Officer of CTX Mortgage Company since June 1999. Mr. Matthews joined CTX Mortgage Company in 1987 as regional vice president for Texas and became executive vice president-national production of CTX Mortgage Company in February 1998.

David W. Quinn	Mr. Quinn has served as a member of the Board of Directors of Centex Financial since March 1989. Mr. Quinn has also served as Vice Chairman of the Board of Centex since May 1996 and is a member of the Executive Committee of the Board. Mr. Quinn has been a director of Centex since 1989 and was Chief Financial Officer of Centex from February 1987 until June 1997 and from October 1997 through May 2000. Mr. Quinn is also a director of Centex Construction Products, Inc., an affiliate of Centex, and of Elcor Corporation.

Vicki A. Roberts	Ms. Roberts is the Vice President and Treasurer of Centex Financial. Ms. Roberts has held numerous positions with Centex Corporation since 1978, most recently serving as treasurer beginning in May 1991 and as vice president and treasurer beginning in May 1998.

Raymond G. Smerge	Mr. Smerge has served as the Executive Vice President, Chief Legal Officer and Secretary of Centex Financial since October 2000. Prior to this position, Mr. Smerge served as Vice President, General Counsel and Secretary of Centex Financial beginning in 1993. Mr. Smerge has served as Executive Vice President, Chief Legal Officer, General Counsel and Secretary of Centex since July 1997. Prior to this position, Mr. Smerge served as vice president and chief legal officer of Centex beginning in 1985.

I-2

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS
OF CENTEX CORPORATION

      The (a) name; (b) business address; (c) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or operation is conducted; (d) material occupations, positions, offices or employment during the past five years and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on; and (e) citizenship of each executive officer and director of Centex Corporation (“Centex”) are set forth below.

      The business address for each person listed below, unless otherwise indicated, is Centex Corporation, 2728 North Harwood, Dallas, Texas 75201. To Centex’s knowledge, except for Mr. Juan L. Elek, all directors and officers listed on this Schedule II are U.S. citizens. Mr. Elek is a citizen of the Republic of Mexico.

Name and Business Address	Title and Principal Occupation

Laurence E. Hirsch	Mr. Hirsch is Chairman of the Board and Chief Executive Officer of Centex and is a member of the Executive Committee of the Board. Mr. Hirsch has been a director of Centex since 1985. Mr. Hirsch has served as Chief Executive Officer of Centex since July 1988 and as Chairman of the Board since July 1991, and he served as President from March 1985 to July 1991. Mr. Hirsch is also a member of the Board of Directors of Centex Construction Products, Inc., an affiliate of Centex, and served as Chairman of such Board from January 1994 through December 1997 and from July 1999 to the present. In addition, he serves as a director of Belo Corp. and Luminex Corporation, and as an advisory director of Heidelberger Zement AG.

David W. Quinn	Mr. Quinn has served as Vice Chairman of the Board of Centex since May 1996 and is a member of the Executive Committee of the Board. Mr. Quinn has been a director of Centex since 1989 and was Chief Financial Officer of Centex from February 1987 until June 1997 and from October 1997 through May 2000. Mr. Quinn is also a director of Centex Financial Services, Inc. (“Centex Financial”), Centex Construction Products, Inc., and of Elcor Corporation.

Leldon E. Echols	Mr. Echols has served as Executive Vice President and Chief Financial Officer of Centex since June 2000. Prior to joining Centex, Mr. Echols was a partner and employee at Arthur Andersen LLP from December 1978 to May 2000. Mr. Echols also serves as a member of the Board of Directors of Centex Financial.

Timothy R. Eller	Mr. Eller has served as Executive Vice President of Centex since August 1998. He also has served as Chairman of the Board of Centex Real Estate Corporation (“CREC”) since April 1998 and Chief Executive Officer of CREC since July 1991. Prior to that time, Mr. Eller served as President and Chief Operating Officer of CREC from January 1990 to March 1998 and Executive Vice President of CREC from July 1985 to January 1990.

Raymond G. Smerge	Mr. Smerge has served as Executive Vice President, Chief Legal Officer, General Counsel and Secretary of Centex Corporation since July 1997; Chief Legal Officer since September 1985; General Counsel and Secretary since April 1993. From September 1985 to July 1997 Mr. Smerge also served as Vice President of Centex Corporation. Mr. Smerge also serves as the Executive Vice President, Chief Legal Officer and Secretary of Centex Financial.

Barbara T. Alexander UBS Warburg 299 Park Avenue New York, NY 10171	Ms. Alexander has served as a member of the Board of Directors of Centex since 1999. Ms. Alexander also serves as Vice Chairman of the Audit Committee of the Board. Since October 1999, Ms. Alexander has served as a Senior Advisor of UBS Warburg LLC and its predecessors (“UBSW”). Before that time, beginning in January 1992, she served as a Managing Director of UBSW, where she managed the Construction and Furnishings Group (North America) in the Corporate Finance Department. Prior to joining UBSW, Ms. Alexander was a managing director in the corporate finance department of Salomon Brothers. Ms. Alexander is past Chairman of the Board of the Joint Center for Housing Studies at Harvard University and is currently a member of the Board’s Executive Committee and an Executive Fellow of the Joint Center for Housing Studies at Harvard University. Ms. Alexander also serves as a director of Homestore.com, Inc. and CRH plc. Ms. Alexander’s principal occupation is to serve as a Senior Advisor of UBS Warburg LLC.

Dan W. Cook III Goldman, Sachs & Co. 100 Crescent Court #1000 Dallas, TX 75201	Mr. Cook has served as a member of the Board of Directors of Centex since 1993. Mr. Cook also serves as a member of the Compensation and Stock Option Committee of the Board. He was a Senior Director of Goldman, Sachs & Co. from 1999 to 2001, at which time he became a Retired Partner. From 1992 until 1999, Mr. Cook was a limited partner of The Goldman Sachs Group, L.P., and from 1977 until 1992, he was a general partner of Goldman, Sachs & Co. Mr. Cook is also a director of Brinker International, Inc. Mr. Cook has been engaged in private investments as his principal business for more than the past five years.

Juan L. Elek Elek, Moreno Valley Asociados Montes Esc. No. 115 Lomas de Chapultepec Mexico City, Mexico, D.F. 11000	Mr. Elek has served as a member of the Board of Directors of Centex since 1995. Mr. Elek also serves as a member of the Director Nominating Committee of the Board. Mr. Elek is founder and Co-Chairman of the Mexican investment banking firm of Elek, Moreno Valley Asociados, where he has served since 1984. From 1978 through 1984, Mr. Elek held various positions with Banamex Financial Group, including Adjoining Managing Director and Head of International Banking. Mr. Elek’s principal occupation is to serve as Co-Chairman of the Mexican investment-banking firm of Elek, Moreno Valley Asociados.

Clint W. Murchison, III 6116 N. Central Expwy. Suite 1300 Dallas, Texas 75206	Mr. Murchison has served as a member of the Board of Directors of Centex since 1979. Mr. Murchison also serves as a member of the Audit Committee and the Compensation and Stock Option Committee of the Board. Mr. Murchison is engaged in private real estate development and other investments as his principal business.

Charles H. Pistor, Jr. 4200 Belclaire Dallas, Texas 75205	Mr. Pistor has served as a member of the Board of Directors of Centex since 1987. Mr. Pistor also serves as Chairman of the Compensation and Stock Option Committee and a member of the Director Nominating Committee of the Board. Mr. Pistor was the Vice Chair and a Trustee of Southern Methodist University from October 1991 until his retirement in 1995. Mr. Pistor served as Chairman of the Board and Chief Executive Officer of NorthPark National Bank of Dallas from April 1988 to June 1990. Prior to that time, Mr. Pistor served as Vice Chairman of First RepublicBank Corporation from June 1987 and the Chairman of the Board and Chief Executive Officer of First RepublicBank Dallas, N.A. from April 1980 until his retirement in April 1988. Mr. Pistor also serves as a director of FORTUNE Brands, Inc. and Zale Corporation. Prior to his retirement in 1995, Mr. Pistor acted as the Vice Chair and a Trustee of Southern Methodist University as his principal occupation.

Frederic M. Poses American Standard Companies, Inc. P. O. Box 6820 Piscataway, NJ 08855	Mr. Poses has served as a member of the Board of Directors of Centex since July 2001. Mr. Poses has been Chairman and Chief Executive Officer of American Standard Companies Inc. since January 2000 and has served as a director of that company since October 1999. Prior to such time, beginning in 1998, he was President and Chief Operating Officer of Allied Signal, Inc. Before that he was a financial analyst at Allied Signal, Inc. beginning in 1969 and served in various capacities, including President of the Engineered Materials business beginning in April 1988. He was also director of Allied Signal, Inc. from 1997 until October 1999. Mr. Poses also serves as a director of Raytheon Company. Mr. Poses’ principal occupation is to serve as Chairman and Chief Executive Officer and as a director of American Standard Companies Inc.

Paul R. Seegers Seegers Enterprises 8222 Douglas Ave. #790 Dallas, TX 75225	Mr. Seegers has served as a member of the Board of Directors of Centex since 1963. Mr. Seegers also serves as Chairman of the Executive Committee and Chairman of the Director Nominating Committee of the Board. Mr. Seegers has been Chairman of the Executive Committee of Centex since July 1987. Mr. Seegers also held the office of the Chairman of the Board of Centex from July 1985 through July 1991, and the office of Chief Executive Officer from July 1985 through July 1988, Co-Chief Executive Officer from July 1978 through July 1985, and various other Centex executive offices since 1961. Prior to his retirement, Mr. Seegers served as Chairman of the Board and as an executive officer of Centex as his principal occupation.

Paul T. Stoffel Paul Stoffel Investments Triple S Capital Corporation 5949 Sherry Lane #1465 Dallas, TX 75225	Mr. Stoffel has served as a member of the Board of Directors of Centex since 1968. Mr. Stoffel is Chairman of the Audit Committee of the Board. For more than the past five years, Mr. Stoffel has acted as Chairman of Paul Stoffel Capital Corporation, which is actively engaged in both public and private investments, as his principal business. Mr. Stoffel was formerly Managing Director of Paine Webber, Inc. Investment Banking. Mr. Stoffel is also a director of Holly Corporation.

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